Exhibit 2(c)

                               SCUDDER FUND, INC.
                            Amendment to the By-laws
                            Approved October 24, 1996

      RESOLVED, that, pursuant to the provision of Article X of the Fund's By-Laws, the first sentence of Article I, Section 3, and Article II,
      Section 4 of the Fund's By-Laws are hereby amended to read as follows (additions underlined, deletions struck out):

            SECTION 3. Special Meetings. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called by the Chairman of the Board, the President, the Board of Directors or a majority of the Executive Committee and shall be called by the Secretary upon the written request of the holders of shares entitled to cast at least fifty (50%) twenty-five percent of all the votes entitled to be cast at such meeting.

            SECTION 4. Committees. The Board of Directors may designate by resolution one or more committees, including an executive committee, of the Board of Directors, each consisting of 2 (two) or more directors. To the extent provided in the resolution, and permitted by law, the Board may delegate to these committees any of its powers, except the power to authorize the issuance of stock, declare a dividend or distribution on stock, recommend to stockholders any action requiring stockholder approval, amend these By-Laws, or approve any merger or share exchange which does not require stockholder approval. If the Board of Directors has given general authorization for the issuance of stock, providing for or establishing a method or procedure for determining the maximum number of shares to be issued, a committee of the Board, in accordance with that general authorization or any a general formula or method specified by the Board by resolution or be adoption of a stock option or other plan, may authorize or fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors. Any committee or committees shall have the name or names determined from time to time by resolution adopted


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      by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required. The members of a committee present at any meeting, whether or not they constitute a quorum, may appoint a Director to act in the place of an absent member.